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[Vinson & Elkins Letterhead]

November 9, 2006

Mr. H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549

Re:
MV Oil Trust
Amendment No. 1 to Registration Statement on Form S-1/A-1
Filed October 5, 2006
File No. 333-136609

Dear Mr. Schwall:

        On behalf of MV Oil Trust (the "Trust") and MV Partners, LLC (the "Company" and, together with the Trust, the "Registrants"), we transmit herewith for electronic filing via the EDGAR system under the Securities Act of 1933, as amended, a memorandum of the Registrants responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letter dated November 1, 2006 (the "Comment Letter") with respect to the Registration Statement on Form S-1/A-1 filed with the Commission on October 5, 2006 ("Registration Statement").

        Please telephone Thomas P. Mason (713.758.4539) or W. Matthew Strock (713.758.3452), counsel to the Company, with any questions or comments you may have regarding the enclosed.

Very truly yours,
VINSON & ELKINS L.L.P.
By:	/s/ W. Matthew Strock W. Matthew Strock

M E M O R A N D U M

TO:	Division of Corporation Finance, Securities and Exchange Commission
FROM:	MV Oil Trust MV Partners, LLC
DATE:	November 9, 2006
RE:	MV Oil Trust Amendment No. 1 to Registration Statement on Form S-1/A-1 Filed October 5, 2006 File No. 333-136609

        Below are the responses of the Registrants to the comments of the Staff contained in the Comment Letter. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and set forth below each such comment is the Registrants' response.

Form S-1

1.
We remind you of prior comments 1 and 2. We may have additional comments once you file all omitted exhibits.

  RESPONSE: The Registrants have made every effort to make the appropriate corresponding changes in Amendment No. 2 to the Registration Statement (the "Amended Registration Statement") in response to the Staff's comments and provided page references to all responsive disclosure. The Registrants have also included certain additional exhibits with the Amended Registration Statement. The Staff is advised that the Registrants will file all remaining exhibits as soon as practicable.

2.
We note your response to prior comment 4. If you retain the material that appears on the inside of the front cover page, include concise text to make clear which entity or entities own the fields that are being depicted and to explain any limitations on the rights to the fields.

  RESPONSE: The map on the inside of the front cover page of the prospectus is intended to provide investors with an understanding of the general location of the material underlying properties that are the subject of the net profits interest conveyed to the Trust. The map also shows the relative location of the underlying properties to the three major crude oil refineries in the State of Kansas that are described on page 63 of the prospectus. The Registrants have revised the map to provide additional information regarding the two major producing areas that comprise the underlying properties. Specifically, the Registrants have provided the gross and net acres leased by the Company as well as the proved reserves as of June 30, 2006 attributable to the underlying properties in each of these two producing areas. These producing areas are described in greater detail on pages 57 and 58 of the prospectus. It is not possible for the Registrants to concisely show the other entities that own interests in these fields because the number of oil and gas producers with interests in these fields is numerous and is not material to an investment decision with respect to the trust units. The Registrants also believe that the burdens and obligations affecting the properties comprising the underlying properties are conventional in the industry for similar properties. The Registrants discuss these burdens and obligations on page 64 of the prospectus. The Registrants do not believe that they can clearly and concisely describe these burdens and limitations on the inside from cover and that such burdens and limitations are not material to an investment decision with respect to the trust units.

3.
You indicate in your response to comment 5 that "the trust unitholders have the protection of an independent trustee to enforce the rights of the Trust against the Company in the event that any conflicts of interest should arise." On page 75 of the registration statement, you state, however, that "[t]he Trustee will not make business decisions affecting the assets of the trust." Please discuss what rights the trustee will be able to enforce against the company such that it would be able to avert any conflicts of interest that may arise.

  RESPONSE: The conveyance that creates the net profits interest and certain other agreements that will be entered into in connection with the formation of the Trust impose certain operational requirements and standards of performance on the Company, and give the trustee the right to enforce these standards. Consequently, although the trustee will not be directly involved in the business operations of the Trust, it will have certain supervisory powers that it may exercise on the unitholders' behalf in the event a conflict of interest should arise. The Registrants have revised the prospectus to describe these rights and powers in greater detail. Please see page 73 of the revised prospectus.

Cover Page

Prospectus Summary, page 1

4.
Describe in greater detail in the Risk Factors section the potentially adverse tax consequences to which you allude in the bullet point captioned "The trust has not obtained a ruling from the IRS" on page 3.

  RESPONSE: The Registrants have provided greater detail regarding the potentially adverse tax consequences described in the referenced bullet point. Please see pages 27 and 28 of the revised prospectus.

Risk Factors, page 20

5.
We refer you to prior comment 11. Please remove or revise, as appropriate the following mitigating statements:

•
"MV Partners is not able to control and predict whether these conditions will exist in the future and, if so, what their timing and duration will be" on page 22; and

•
".. . the trust is not aware of any courts that have made that determination" on page 27.

  RESPONSE: The Registrants have removed the requested statements. Please see pages 22 and 27 of the revised prospectus.

6.
We note your response to prior comment 13. Please disclose this information in your business discussion later in the prospectus.

  RESPONSE: The Registrants have disclosed in the prospectus that the loss of the 10% customers does not present a material risk because the Registrants believe that there is significant competition among purchasers of crude oil in the areas of the underlying properties and, if they were to lose one or both of their two largest purchasers, several entities could purchase the crude oil produced from the underlying properties with little or no interruption to the Registrants' business. Please see page 63 of the revised prospectus.

7.
We note your response to prior comments 28 and 29. Provide a new risk factor or expand an existent risk factor to address:

•
the lack of precedent for the tax treatment you anticipate for the units; and

•
the risk resulting from the net profits interest not being treated as a debt instrument.

  Also include sufficient detail in the tax consequences section to make clear why counsel is unable to render a "will" opinion.

  RESPONSE: The Registrants have revised the risk factor on pages 27 and 28 of the revised prospectus to provide the requested disclosure. The Registrants have also provided detail to explain why the Company's counsel is unable to provide a "will" opinion. Please see page 86 of the revised prospectus.

Management of MV Partners, page 35

8.
Please provide the information that was the subject of prior comment 15 for MV Partners, one of the co-registrants.

  RESPONSE: The Registrants respectfully submit that disclosure of compensation is not required by Item 402 of Regulation S-K. Pursuant to Interpretation J.5 of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations:

    A subsidiary of a public company is going public. The officers of the subsidiary previously were officers of the parent, and in some cases all of the work that they did for the parent related to the subsidiary. The registration statement of the subsidiary would not be required to include compensation previously awarded by the parent corporation. The subsidiary would start reporting as of the IPO date.

  The Registrants believe that the facts at issue with respect to the Company are similar to the situation described in the telephone interpretation. The Company does not have any employees or officers. Rather, the Company is managed by an executive management team that consists of employees of Vess Oil Corporation ("Vess Oil") and Murfin Drilling Company, Inc. ("Murfin Drilling"), which are affiliates of MV Energy, LLC (the sole manager of the Company). In Telephone Interpretation J.5 described above, the Staff elaborated the position that the officers of a subsidiary that were not compensated by that subsidiary were not required to provide disclosure under Item 402 of Regulation S-K with respect to the compensation previously awarded to those officers by the parent company in connection with a registration statement filed by the subsidiary. Similarly, the persons serving on the executive management team of the Company should not be required to disclose compensation paid to such persons by affiliated entities, even if such persons are performing services related to the Company.

  The Registrants had previously disclosed on page 69 of the prospectus that the Trust is obligated to bear its proportionate share of the overhead fee paid by the Company to Vess Oil and Murfin Drilling for the purpose of operating the underlying properties on behalf of the Company. In addition, the Registrants had previously disclosed on page 40 of the prospectus that, under the terms of an Administrative Services Agreement to be entered into between the Trust and the Company, the Trust is obligated to pay to the Company a quarterly administrative services fee. The Registrants have included a description of these fees that are payable to Vess Oil and Murfin Drilling with the discussion of executive compensation of the executive management team on pages 35 and MV-3-MV-4. Neither the amount of these fees nor the amount of time spent by members of the executive management team on the affairs of the Company have any bearing on the compensation of such persons. In 2005, the aggregate overhead fee paid by the Company was $2.1 million. Currently, the administrative services fee is $5,000 per month and will increase 4%

  each year commencing in January 2007. Furthermore, the Registrants believe that the primary purpose of these fees is to reimburse Vess Oil and Murfin Drilling for their out-of-pocket expenses associated with the other costs they incur in connection with the use of their resources for the operation of the Company and the underlying properties and not to furnish compensation to the members of the executive management team. As these are the only payments related to compensation expense that investors in the trust units are obligated to bear, the Registrants believe these are the only material compensation disclosures that are required to be described in the prospectus. The Registrants have also disclosed to investors in the trust units that the Company has no employees of its own and that the members of the executive management team do not receive any compensation from the Company.

Discussion and Analysis of Historical Results of the Underlying Properties, page 51

Hedging and Other Derivative Activities, page 51

9.
In response to comment 22 in our letter dated September 13, 2006 you revised the disclosure to state that "Past performance of [your] hedges is not necessarily indicative of their future performance." As you report a history of hedging losses, expand the disclosure to explain the specific facts and circumstances as to why you believe past performance is not indicative of future performance. Please include similar revisions throughout your document where applicable.

  RESPONSE: The Registrants have expanded the disclosure to explain why the Company believes past hedging performance is not indicative of future hedging performance. Please see pages 51-52 and MV-12-MV-13 of the revised prospectus.

Planned Development and Workover Programs, page 59

10.
Please disclose whether the technologies you describe are subject to any licensing or rights agreements. If so, disclose the cost for maintaining such licenses or rights and the term of their duration, if material.

  RESPONSE: The Registrants have revised the disclosure to explain that the Company's technology is commercially available technology and, as a result, the Company's use of technologies is not subject to any licensing or other rights agreements. Please see page 59 of the revised prospectus.

Financial Statements—MV Partners LLC, page MVF-1

Note A—Summary of Accounting Policies, page MVF-7

2. Interim financial statements, page MVF-7

11.
We note your disclosure in which you explain that you have included ad valorem tax expense for the prior year in your results of operations for the six months ended June 30, 2006. Please explain to us your basis for not revising your financial statements for the year ended December 31, 2005 to reflect this expense in the period in which it was incurred. If you believe the effects are not material, please submit an analysis in support of your view.

  RESPONSE: The Registrants believe that the effects of recording the $592,708 of ad valorem taxes in the Company's results of operations for the six months ended June 30, 2006 instead of in its results of operations for the year ended December 31, 2005 are not material.

  The failure to accrue ad valorem taxes of $592,708 represents 0.5% of total liabilities and 1.2% of partners' deficit at December 31, 2005. This amount, when considered in conjunction with other unadjusted differences in 2005, results in total unadjusted differences representing less than 2.3% of net earnings for the year ended December 31, 2005. Based on this quantitative analysis, the Registrants believe the impact of the failure to accrue ad valorem taxes on the 2005 financial statements is not material.

  APB 28, "Interim Financial Reporting," paragraph 29 states that:

    In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

  The Registrants currently expect net earnings for the full year ended December 31, 2006 to be approximately $20 million. The $592,708 adjustment recorded in operations for the six months ending June 30, 2006 represents 2.96% of total estimated net earnings for the full fiscal year ending December 31, 2006. Based on this percentage, the Registrants believe that the effect of recording this entry in 2006 is not material to estimated net earnings for the year ended December 31, 2006. However, because the amount is material to the net earnings for the six months ended June 30, 2006, the Registrants have separately disclosed such item in the footnotes to the financial statements.

  In addition to the discussion above, the Registrants have also considered each of the qualitative considerations discussed in Staff Accounting Bulletin 99, "Materiality." The Registrants determined that this failure to accrue ad valorem taxes did not (i) mask a change in earnings or other trends, (ii) change a loss into income or vice versa, (iii) concern a segment, (iv) affect the Company's compliance with regulatory requirements, (v) affect the Company's compliance with loan covenants or other contractual requirements, (vi) have the effect of increasing management's compensation or (vii) involve concealment of an unlawful transaction. After considering these and other qualitative considerations, the Registrants have concluded that the assessment of these matters does not change their conclusion as described above.

  Finally, the Staff recently issued Staff Accounting Bulletin 108. The Registrants have also considered the requirements of SAB 108 and have determined that this would not impact their conclusion as noted above.

  Thus, the Registrants have concluded that the above described situation is not material to the financial statements and believe they have made adequate disclosure.

Unaudited Pro Forma Financial Information—MV Partners, LLC, page MVF-24

Unaudited Pro Forma Statements of Earnings, page MVF-26

12.
In your response to comment 42 in our letter dated September 12, 2006 you state that the deferred gain will be amortized to income based on production occurring over the life of the net profits interest. It appears that the amortization of the gain will have a continuing impact on your operations. Please tell us why you have not included adjustments on the pro forma statements of earnings to reflect the portion of the gain that would have been recognized had the conveyance of the net profits interest and the initial public offering transactions occurred as of January 1, 2005.

  RESPONSE: The Registrants agree that the amortization of deferred gain will have a continuing impact on the Company's operations. However, the SEC Staff Training Manual, Topic Three, "Pro Forma Financial Information, Forecasts, and Forward Looking Information," Section III.A.2. states the following, in part (emphasis added):

  The following adjustments generally are not appropriate on the face of the respective pro forma financial statements, but could be disclosed in the footnotes thereto.

    2.
    Income statement presentation of gains and losses directly attributable to the transaction.

  Based on this guidance and because the deferred gain (and the subsequent recognition thereof) is not part of the normal operations of the Company, the Registrants determined that it was not appropriate to reflect the amortization of this gain in the pro forma income statement. Instead, the Registrants have disclosed the deferred gain in the footnotes to the pro forma financial statements.

Notes to the Unaudited Pro Forma Financial Information, page MVF-27

Note A—Basis of Presentation, page MVF-27

13.
We note that MV Partners now intends to sell the 4,000,000 trust units to its members, VAP-I, LLC and MV Energy, LLC in exchange for a cash payment of $8 million and a notes receivable for $72 million. Further, we note your disclosure in which you state, "In accordance with accounting rules for transactions among related parties, the notes receivable were recorded at the historical carrying value of the trust units sold to the members and no gain on sale has been reflected." It appears you believe the relationship between MV Partners and these members impacts the accounting treatment for this transaction. Please disclose within your document what each member's ownership interest is in MV Partners and when and how each member acquired its ownership interest.

  In addition, please tell us why you have not reflected the note receivable balance in the amount of $72 million on the pro forma balance sheet. Presumably the members will begin remitting quarterly principal and interest payments to MV Partners in accordance with the terms of the notes receivable. Please tell us how MV Partners will account for the receipt of these payments if it does not intent to reflect the outstanding receivable amount on its balance sheet.

  RESPONSE: Please see pages 37 and 38 of the revised prospectus for each member's ownership interest in the Company. MV Energy acquired a portion of its ownership interest when MV Partners, LP was formed in 1998, and MV Energy acquired the remainder of its ownership interest and VAP-I acquired its ownership interest in September 2005 when they purchased the ownership interests held by a large venture capital group. Please see page 32 of the revised prospectus.

  As a result of the sale of the 4,000,000 trust units to related parties (see description above), the Registrants concluded, after considering authoritative literature with respect to accounting for transactions with related parties (for example, Staff Accounting Bulletin Topic 5G), that the note receivable balance should be recorded at the historical carrying value of the trust units (which would be the historical carrying value of the underlying properties).    Thus, the note receivable is initially recorded at $6.5 million (historical carrying value) and not at the $72 million face value of the note. The first $6.5 million of the down payment made by the members to the Company in connection with the sale of the trust units to the members offsets the full amount of the recorded note receivable (recorded at historical value) and the balance of the down payment was recorded as a capital contribution. Future payments received on the note will be recorded as capital contributions.

Note B—Pro Forma Adjustments, page MVF-28

14.
We note that the net profits interest will terminate and the underlying properties will revert back to MV Partners on the later to occur of June 30, 2026, or when 14.4 MMBoe have been produced from the underlying properties. Please tell us what consideration, if any, you have given to including the return of the net profits interest in the calculation of the deferred gain on the sale of net profits interest. Within your response, please include any accounting literature you have relied upon to support your position.

  RESPONSE: Based on the reserve report, approximately 97% of the total discounted value of the reserves from the underlying properties is expected to be recovered during the term of the net profits interest. Thus, any remaining value of the underlying properties following the termination of the net profits interest is expected to be minimal. Given this minimal expected value and the uncertainty involved in making reserve estimates that far into the future, the Registrants believe that the impact of the termination of the net profits interest on the calculation of the deferred gain on the sale of the net profits interest is not material and, therefore, have not made any adjustments to the deferred gain calculation for such amount.

Exhibit 5.1

15.
Obtain a new opinion which does not include the limitation that the "opinion is for your benefit only and may not be disclosed to or relied upon any other person...."

  RESPONSE: The Registrants have obtained a new opinion that does not include the limitation described in this comment. Please see Exhibit 5.1 to the Amended Registration Statement.

16.
Also obtain an opinion that does not contain the limitations in paragraph D relating to income, assets, activities or employees in the State of Delaware, or explain to us why those limitations are appropriate under the circumstances.

  RESPONSE: The Registrants have obtained a new opinion that does not include the limitation described in this comment. Please see Exhibit 5.1 to the Amended Registration Statement.

Exhibit 10.3

17.
We note that you were in default of the credit agreement. Where appropriate in the registration statement, discuss the default and its consequences.

  RESPONSE: The default of the Company's credit agreement resulted from the Company's entering into certain hedging arrangements that settle in 2009 and 2010. The credit agreement originally prevented the Company from entering into hedges beyond 36 months from the date of the credit agreement. The counterparty to the Company under these hedging arrangements was the Administrative Agent under the credit agreement. The default was inadvertent and neither the Company nor the Administrative Agent realized at the time the hedges were entered into that such action constituted a default under the credit agreement. The parties entered into the Second Amendment and Waiver to MV Partners, LLC Credit Agreement to formally waive the default. Therefore, the default was a one time occurrence that has been cured and no damages were incurred by the Company as a result of the default, and the Company does not believe there will be any adverse consequences as a result of the default. The Registrants respectfully submit that the default was not material and, therefore, they have not included additional disclosure in the revised prospectus.

Engineering Comments

Prospectus Summary, Page 1

Projected Cash Distributions, page 16

18.
Your cost line item—Production and property taxes = $2,477 thousand for the year ending December 31, 2007—does not appear to agree with that same item in your consulting engineer's report—$998 thousand + $1,968 thousand = $2,966 thousand. Please reconcile this difference to us and amend your document if it is appropriate. This also applies to similar disclosure on page 43.

  RESPONSE: Production and property taxes are calculated as a percentage of revenue. The cost line item differs between the Projected Cash Distribution table and the consulting engineer's report because the Registrants used different commodity prices in the Projected Cash Distribution table than the consulting engineers used for the reserve report. As described on pages 14 and 42 of the revised prospectus, the presentation in the Projected Cash Distribution table utilizes the first call consensus price forecast for 2007 as of August 3, 2006, which was $63.04 per Bbl of oil and $8.08 per Mcf of natural gas. As required by SEC rules, the consulting engineers used prices of oil and natural gas as of June 30, 2006 for purposes of preparing the reserve report, which were $70.68 per Bbl of oil and $5.07 per Mcf of natural gas. The price for crude oil used in the Projected Cash Distribution table is lower than the price utilized in the reserve report dated June 30, 2006. Accordingly, total oil and gas revenue is lower in the Projected Cash Distribution table than in the reserve report. The same tax percentage, 3.744%, was used in the Projected Cash Distribution table as was used in the reserve report to calculate estimated production and property taxes.

The Underlying Properties, page 49

Planned Development and Workover Program, page 59

19.
You state, "These leases have over 30 undrilled proved undeveloped offset locations.. . MV Partners has scheduled the drilling of [only] 14 proved undeveloped locations over the next five years." Since you have committed to drilling only the 14 PUD locations, the remaining locations for which you have made no commitment cannot be characterized as "proved undeveloped" even though they may comply with other criteria for PUD reserves. Please amend your discussion so that the unscheduled locations are not described as proved undeveloped.

  RESPONSE: The Registrants have amended the disclosure so that the unscheduled locations are not described as proved undeveloped. Please see page 59 of the revised prospectus.

20.
We note that your consulting engineer's report does not project any COPAS costs to proved non-producing and proved undeveloped properties. Please explain this to us and amend your proved reserve and associated net income disclosures if it is appropriate.

  RESPONSE: The Registrants have provided a new reserve report that allocates COPAS costs to the proved non-producing and proved undeveloped properties, which costs previously were included in operating costs and not separately broken out, by a supplemental letter dated November 9, 2006 to Ronald Winfrey. Please see annex A of the revised prospectus. Since the COPAS costs were included in the operating costs in the previous report, this change to the reserve report had no impact on proved reserves or associated net income

21.
Your consulting engineer's report—Table 1—PUD—shows a maximum proved undeveloped gross well count of 135, but there are only 64 wells listed in Table II—PUD. Please reconcile this to us.

  RESPONSE: The Registrants have provided a new reserve report that reconciles this disclosure by a supplemental letter dated November 9, 2006 to Ronald Winfrey. The discrepancy arose because of the way the consulting engineers calculated the undeveloped gross wells in Table II. The consulting engineers' system of calculating undeveloped gross wells inadvertently combined several individual wells, thus understating the actual individual well count. The new reserve report describes each individual undeveloped gross well in Table II.

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